PINE VALLEY ANNOUNCES DELAY IN FILING OF THIRD QUARTER REPORTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, February 14, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that it will delay filing its unaudited interim consolidated financial statements and management’s discussion and analysis for the nine months ended December 31, 2006. As part of the previously announced proceedings under the Companies’ Creditors Arrangement Act (Canada), the Company is currently in negotiations with third parties with regard to possible restructuring alternatives; accordingly, the Company believes that it cannot complete its quarterly filings prior to the further advancement of these discussions.  The Company expects to file its unaudited interim consolidated financial statements and management’s discussion and analysis for the nine months ended December 31, 2006 once negotiations have been further advanced.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to delays or terminations of negotiations with third parties, economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com